ClickSoftware Contact:	Investor Relations Contact:
Noa Schuman	Rob Fink
Investor Relations	KCSA Strategic Communications
+972-3-7659-467	212-896-1206
Noa.Schuman@clicksoftware.com	rfink@kcsa.com

ClickSoftware Appoints Dr. Israel Borovich as Chairman of the Board

BURLINGTON, Mass., July 23, 2013 - ClickSoftware Technologies Ltd. (NasdaqGS: CKSW) (the "Company”), the leading provider of automated mobile workforce management and optimization solutions for the service industry, announced today the appointment of Dr. Israel Borovich as non-executive Chairman of the Company’s Board of Directors. The appointment of Dr. Borovich as Chairman follows the shareholders’ vote to split the roles of CEO and Chairman between two individuals. Dr. Borovich has served as a member of ClickSoftware’s Board of Directors from 1997-2009 and from 2011 to present.

"I'd like to congratulate Dr. Israel (Izzy) Borovich on his election as Chairman of the Board and I look forward to working with him in his new role as the Company moves forward,” said Dr. Moshe BenBassat, ClickSoftware’s CEO and Founder. “Dr. Borovich brings a vast amount of experience building and leading successful companies, particularly in the service sector, and I am confident his leadership will help take ClickSoftware to the next level."

From 2005 to 2011, Dr. Borovich served as a member of the Board of Directors of EL AL Israel Airlines Ltd. and as its Chairman from 2005 until 2008. He also currently serves as Chairman of the Board of Ayalon Highways Co. Ltd. (since 1998). Following a distinguished academic career as a Professor on the Faculty of Management of Tel Aviv University, where he is currently a Professor Emeritus, Dr. Borovich now serves as the Dean of the School of Management and Economics at the Academic College of Tel Aviv-Yaffo. Dr. Borovich holds B.Sc. and M.Sc. degrees in Industrial Engineering and a Ph.D. degree in Operations Research from the Polytechnic Institute in New York City.

About ClickSoftware

ClickSoftware (NasdaqGS: CKSW) is the leading provider of automated mobile workforce management and service optimization solutions for the enterprise, both for mobile and in-house resources. As pioneers of the “Service chain optimization” and “The real-time service enterprise” concepts, our solutions provide organizations with end-to-end visibility and control of the entire service management chain by optimizing forecasting, planning, shift and task scheduling, mobility and real-time management of resource and customer communication.

Available via the cloud or on-premise, our products incorporate best business practices and advanced decision-making algorithms to manage service operations more efficiently, in a scalable, integrated manner. Our solutions have become the backbone for many leading organizations worldwide by addressing the fundamental question of job fulfillment: Who does What, for Whom, With what, Where and When.

ClickSoftware is the premier choice for delivering superb business performance to service sector organizations of all sizes. The Company is headquartered in the United States and Israel, with offices across Europe, and Asia Pacific. For more information, please visit www.clicksoftware.com and follow us on Twitter, the content of which is not a part of this press release.

To download ClickSoftware’s investor relations app, which offers access to SEC documents, press releases, videos, audiocasts and more, please visit https://itunes.apple.com/us/app/cksw-ir/id530880886?mt=8 to download on your iPhone and iPad, or https://play.google.com/store/apps/details?id=com.theirapp.ckswir&hl=en for your Android mobile device.